Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

Capella University Learner FAQ

1.	What does this merger mean for existing learners? Incoming learners?

•	There will be no change for learners.

•	Over time, we hope to share best practices and resources with Strayer to make our learner support and learner experience even stronger.

2.	Will Capella keep the same accreditation?

•	Yes.

•	We will remain accredited by the Higher Learning Commission.

•	Capella will continue to have the same specialized accreditations.

3.	What will my diploma say? What will my transcript say?

•	Capella University.

•	There will be no change.

4.	Will the Capella University leadership remain the same?

•	Yes.

•	There will be NO changes to Capella University academic leadership as a result of this merger.

5.	Will you be lowering tuition? Raising tuition?

•	Tuition won’t be impacted by this merger.

•	We’re always evaluating the cost and value of our programs and will continue to do so.

6.	Will prospective learners still apply the same way?

•	Yes

7.	Will my tuition still be paid to Capella University? Will there be any changes to financial aid programs?

•	Your tuition will still be paid to Capella University.

•	There will be no change to financial aid or your normal course of business in terms of paying for your education.

8.	Will this affect my loan status? My scholarships? My employer discount?

•	No.

•	There will be no impact on any student loan, scholarship or discount eligibility you may have.

9.	Will we maintain the same academic schedule?

•	Yes.

•	There will be no changes to the academic schedule.

10.	Will learners be able to transfer credits between Capella and Strayer? When?

•	Students are able to transfer credits today [through Capella’s and Strayer’s standard credit transfer policies and procedures] and will continue to do so.

•	In the future, we plan to have highly integrated pathways between both institutions. That will take place when the merger is finalized, likely next summer.

11.	If a learner is enrolled at one school, can they take classes at another? Will learners have access to additional courses after this merger?

•	Capella and Strayer are separate institutions. There is no cross-registration.

•	Upon completion of the merger, this may be something we explore.

12.	If a learner is enrolled in a program at Capella, can they change to the same program at Strayer?

•	Capella and Strayer are separate institutions and will continue to operate in that manner.

•	If a learner wants to enroll in a program at Strayer, they will need to apply for admission at Strayer and work within Strayer’s transfer credit policies to transfer any credits earned at Capella.

13.	Who needs to sign off on this merger? How long will that take?

•	Investors, The Department of Education, The Higher Learning Commission and various state agencies will need to approve the merger.

•	We are targeting summer 2018 for completing the merger.

14.	Will there be changes to my program? Will you still continue with the FlexPath enrollment option?

•	There will be no changes to your program.

•	FlexPath will continue. We’re very excited about the future of FlexPath.

15.	Will my professors change? Will any professors be fired or replaced?

•	No.

•	No faculty or academic support will be impacted by this merger.

16.	Will the Campus/iGuide change?

•	No.

•	There will be no change to Campus/iGuide or the visitor center.

17.	Will there be any changes to Capella University’s Commencement schedule?

•	No.

•	Commencement will move forward with no changes.

18.	Will you still be headquartered in Minnesota?

•	Yes. Our headquarters will remain in Minnesota.

19.	Will learners still be alumni of Capella University when graduating or will they be alumni of Strategic Education?

•	You will be alumni of Capella University. This will not change.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.